UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 9, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Agreement of Purchase and Sale for Series Lane Way

On March 9, 2021, My Racehorse CA LLC, a Nevada series limited liability company (the “Company”), Experiential Squared, Inc., a Delaware corporation (“Experiential”), and Spendthrift Farm, LLC, a Kentucky limited liability company (“Spendthrift”), entered into an Agreement of Purchase and Sale (the “Agreement”) related to Lane Way (the “Horse”), the 2017 colt that is the Underlying Asset of Series Lane Way.

In February 2020, the Company entered into an Agreement of Purchase, Sale, and Co-Ownership with Spendthrift and Experiential whereby the Company acquired a 60% ownership interest in the Horse.

Pursuant to the terms of the Agreement, the Company purchased the remaining 40% ownership interest in the Horse from Spendthrift for $1.06. As a result, the Company owns 100% of the Horse and shall have the sole responsibility for the management of the Horse, including related operating expenses.

The Company intends to continue to operate Series Lane Way and try to maximize the racing career and asset value of the Horse.

The foregoing description of the Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 6.1 and is incorporated by reference herein.

Amendments to Co-Ownership Agreement for Series Lane Way

On March 9, 2021, the Company and Spendthrift entered into an amendment (the “Amendment”) to that certain Agreement of Purchase, Sale, and Co-Ownership (the “Co-Ownership Agreement”) related to Lane Way.

The purpose of the Amendment is to (i) allow the manager to geld the Horse, (ii) remove references to breeding rights, and (iii) eliminate the bonus and any reference thereto since once the Horse is gelded, the Horse will no longer be able to be sold for stud fees, rendering the purpose of the bonus moot.

Specifically, the Amendment, among other things, provides as follows:

(i) Section 7(b) of the Co-Ownership Agreement is amended to delete reference to the transfer of breeding rights;

(ii) Section 14 of the Co-Ownership Agreement is also amended to remove the requirement that the Company shall exert its due care not to impair the potential value of the Horse as a stallion prospect;

(iii) Section 4 of Exhibit B to the Co-Ownership Agreement is also amended to remove references to breeding rights and to the bonus; and

(iv) Schedule 1 of Exhibit B to the Co-Ownership Agreement is also amended to permit gelding of the Horse.

The foregoing description of the Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 6.2 and is incorporated by reference herein.

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Forward Looking Statements

The information set forth under Item 9 of this Current Report on Form 1-U contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Agreement of Purchase and Sale for Lane Way, dated March 9, 2021
6.2	Amendment No. 1 to the Agreement of Purchase, Sale, and Co-Ownership for Lane Way, dated March 9, 2021

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: March 15, 2021	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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